Exhibit 99.1

4Front Ventures Completes Sale-Leaseback Transaction Generating Proceeds of $33 Million

PHOENIX, Dec. 17, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") is pleased to announce it has completed the sale and leaseback of its cultivation and production facilities in Olympia, WA and Georgetown, MA (the "Transaction") with an affiliate of Innovative Industrial Properties, Inc., (NYSE: IIPR) ("IIP").

This previously announced Transaction generated proceeds of US$33 million which were used by the Company to pay down the entire outstanding senior secured debt obligation to affiliates of Gotham Green Partners. The balance of the proceeds will be used for general corporate purposes.

"We are thrilled to enter into this new long-term real estate partnership with IIP," said Leo Gontmakher, Chief Executive Officer of 4Front. "The successful closing of the Transaction marks a significant milestone in our stated strategy to further strengthen our balance sheet, providing the Company greater flexibility to fund its growth initiatives. The closing of the Transaction allows us to continue our laser focus on profitable growth within our core markets of Massachusetts, Illinois, California, Washington and Michigan."

"We are excited to welcome 4Front to our premier tenant roster," said Paul Smithers, President and Chief Executive Officer of IIP. "4Front has developed a strong footprint in their core operating markets, with a proven ability to execute and deliver a wide variety of high-quality, consistent cannabis products on a large scale. We look forward to continuing to support 4Front as they deepen their operations and strategic relationships in existing states and expand into new ones like California and beyond."

In connection with this Transaction, 4Front issued LI Lending LLC ("LI Lending") 12,135,922 class A subordinate voting share purchase warrants (the "Warrants") on a private placement basis with a strike price of $0.824 USD (the "Private Placement"). The Warrants have a two-year expiration period and are being issued in exchange for LI Lending waiving security on the Georgetown property which was previously part of LI Lending's collateral package.

The issuance of Warrants to LI Lending constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61- 101"). The Private Placement is exempt form the formal valuation and minority approval requirements provided under MI 6-101 as the Company is not listed on specified markets and the fair market value (as determined under MI 61-101) of the Warrants exceeds 25% of the Company's market capitalization (as determined under MI 61-101).

A material change report in respect of this related party transaction could not be filed earlier than 21 days prior to the closing of the Private Placement due to the fact that the details of the Private Placement were not finalized until shortly prior to the completion of the Transaction.

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About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan, and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website www.4frontventures.com.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: 4Front Investor Contacts: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 17:54e 17-DEC-20